FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

 (Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated November 1, 2002

Communication to Investors and Media
SIGNATURES

Communication to Investors and Media

No. 18e Order (November 2002) Contact George Aase, Director Investor Relations, Phone +41 (0)71 727 3064	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems wins major GPS order

     Heerbrugg (Switzerland) / Milton Keynes (UK), November 1, 2002 - Leica Geosystems (SWX : LGSN), the Swiss surveying technology concern, today announced that its Surveying & Engineering division had won a major order in the United Kingdom against tough competition. Over the course of the next several months, the Company stated that it would deliver 32 of its market-leading GPS receivers, 48 high-end TPS 1100 total stations and various construction-related products to the Royal Engineers of the British Army.

     “We are very pleased that our Company and its products continue to win major orders like this one from the Ministry of Defense. We went through a very rigorous bidding process, during which all major GPS suppliers were asked to participate. The market for GPS surveying solutions is competitive, but our dedication to customer service during all stages of the tender eventually help us win it. This success is yet another indication of our leadership position in this business,” said Clement Woon, president of Leica Geosystems’ Surveying & Engineering Division.

     “We reviewed several tenders as part of this procurement process from all the acknowledged suppliers of surveying equipment. Leica Geosystems offered a compliant technical proposal that is excellent value for money” said Neil Dando of the UK Defence Procurement Agency,

     The Company did not disclose the total amount of the order, but according to Mr. Woon, this was the largest single order of its kind to-date this year in Europe, and a major achievement for the Company.

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     Leica Geosystems will release its second quarter earnings for its fiscal year 2002/03 on 6 November 2002 at 18:00 CET. The Company will conducts its earnings conference call on 7 November at 15:00 CET.

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Contact Person:

George Aase, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) — Internet:
www.leica-geosystems.com

Telephone (direct) +41 (0)71 727 3064    E-Mail george.aase@leica-geosystems.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 7 November 2002	By: /s/ Christian Leu

Name: Christian Leu Title: Chief Financial Officer